Rec'd 12/26/02

UF 2-20-03

02054945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 6 2002
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 20913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodecker and Company Investment Brokers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26999 Central Park Blvd.
(No. and Street)

Southfield	MI	48076-4174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur D. Rodecker, President — 248.358-2282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Derderian, Kann, Seyferth & Salucci, P.C.
(Name – *if individual, state last, first, middle name*)

3155 West Big Beaver, Suite 260, Troy, MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur D. Rodecker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodecker and Company Investment Brokers, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JOAN R. BOUFFORD
Notary Public, Oakland County, MI
My Commission Expires Jan. 14, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

Financial Statements and Additional Information

FOR THE YEAR ENDED SEPTEMBER 30, 2002

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

CONTENTS

DERDERIAN
KANN
SEYFERTH &
SALUCCI, P.C.

Certified Public Accountants
Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder
Rodecker and Company Investment
Brokers, Inc.

We have audited the accompanying statement of financial condition of Rodecker and Company Investment Brokers, Inc. as of September 30, 2002, and the related statements of changes in stockholder's equity, operations, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodecker and Company Investment Brokers, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Derderian, Kann, Seyferth, Salucci, P.C.

October 23, 2002

Troy, Michigan

Derderian, Kann, Seyferth & Salucci, P.C.
3155 West Big Beaver, Suite 260, Troy, Michigan 48084-3007
(248) 649-3400 FAX (248) 649-2187

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable	$ 16,030
Accrued payroll	13,378
Other accrued expenses	3,153
Total current liabilities	32,561
Stockholder's equity:	
Common stock - $1 par value	
Authorized - 50,000 shares	
Issued and outstanding - 26,300 shares	26,300
Retained earnings	511,627
Total stockholder's equity	537,927
Total liabilities and stockholder's equity	$ 570,488

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

for the year ended September 30, 2002

	Common stock	Retained earnings	Total
Balance, October 1, 2001	$ 27,000	$ 546,052	$ 573,052
Redemption of 700 shares of common stock	(700)	(16,300)	(17,000)
Net loss for the year	-	(18,125)	(18,125)
Balance, September 30, 2002	$ 26,300	$ 511,627	$ 537,927

See notes to financial statements

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF OPERATIONS

for the year ended September 30, 2002

Revenues:	
Commissions	$ 913,194
Interest income	51,016
Gain on sale of marketable securities	6,780
Total revenues	970,990
Expenses:	
Accounting and legal	23,301
Auto	2,906
Casual labor	178,173
Communications	84,090
Consulting fees	1,019
Depreciation	3,309
Dues and subscriptions	11,207
Entertainment	12,914
Error account	(1,375)
Gifts	1,688
Hospitalization	18,765
Insurance	7,902
Interest	68
License and registration fees	5,585
Michigan single business tax	4,830
Miscellaneous	6,709
Moving	7,936
Office supplies	8,141
Postage	5,349
Rent	70,660
Repairs and maintenance	3,894
Salaries - office	297,166
Salaries - officers	198,567
Taxes - payroll	32,320
Taxes - general	931
Travel	3,060
Total expenses	989,115
Net loss	$(18,125)

See notes to financial statements

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CASH FLOWS

for the year ended September 30, 2002

Cash flows from operating activities:	
Net loss	$(18,125)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,309
Gain on sale of marketable securities	(6,780)
Changes in assets and liabilities:	
Decrease in receivables	99,442
Increase in prepaid expenses	(1,094)
Increase in accounts payable	10,433
Decrease in accrued expenses	(29,059)
Cash provided by operating activities	58,126
Cash flows from investing activities:	
Purchases of property and equipment	(8,596)
Purchases of marketable securities	(271,810)
Proceeds from sale of marketable securities	278,590
Cash used in investing activities	(1,816)
Cash flows from financing activities,	
Redemption of common stock	(17,000)
Net increase in cash	39,310
Cash and cash equivalents, beginning of year	418,004
Cash and cash equivalents, end of year	$ 457,314
Cash paid during the year for,	
Interest	$ 68

See notes to financial statements

1. **Nature of business:**

Rodecker and Company Investment Brokers, Inc. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Michigan corporation.

2. **Summary of significant accounting policies:**

The more significant accounting policies applied by the Company are summarized below:

(a) Securities transactions: Securities transactions and the related commission revenues and expenses are recorded on the trade date basis. Commissions for correspondent clearing and executor services are recorded net of the correspondent's share of such commissions.

(b) Property and equipment: Property and equipment are recorded at cost. Depreciation is provided using straight line and accelerated methods over the estimated useful lives of 5 to 39 years. When assets are disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any profit or loss on disposition is recognized currently. Maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

(c) Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

(d) Cash equivalents: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments.

(e) Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Lease commitment:

The Company leases office space under an operating lease that requires monthly rental payments of $4,997, increasing to $5,552, plus certain operating expenses. The lease expires October 2007. The future minimum lease payments required under the operating lease for the year ended September 30, are as follows:

Year ending September 30,	
2003	$ 57,705
2004	61,406
2005	62,794
2006	64,793
2007	66,625
2008	5,552
	$ 318,875

Rent expense for the year ended September 30, 2002 was $70,660.

4. Exemption from Rule 15c3-3:

For the year ended September 30, 2002, all customer transactions were cleared through another broker-dealer on a fully disclosed basis, therefore the Company was exempt from the Securities and Exchange Commission Rule 15c3-3.

5. Net capital requirement:

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company's net capital was $455,284, which was $405,284 in excess of its minimum requirement of $50,000. The Company's net capital ratio was .07 to 1.

6. Off balance sheet risk:

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on these customers' accounts.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors and Stockholder
Rodecker and Company Investment
Brokers, Inc.

We have audited the basic financial statements of Rodecker and Company Investment Brokers, Inc. as of and for the year ended September 30, 2002, and have issued our report thereon dated October 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule S-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Derderian, Kann, Seyferth, Salucci, P.C

October 23, 2002

Troy, Michigan

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of September 30, 2002

Stockholder's equity:		
Capital stock		$ 26,300
Retained earnings		529,752
		556,052
Add: revenues 10/1/01 - 9/30/02		970,990
Less: expenses 10/1/01 - 9/30/02		(989,115)
Total stockholder's equity qualified for net capital		537,927
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	$ 300	
Receivable - other	2,407	
Furniture and equipment - net	5,744	
Leasehold improvements - net	3,099	
Vehicle - net	44,282	
Prepaid expenses	13,752	
Fidelity Bond	4,000	
Total deductions and/or charges		73,584
Net capital before haircuts on securities positions		464,343
Haircuts on securities:		
Standby reserve fund/value at 9/30/02: $452,973		
Haircut/2% of value at 9/30/02		9,059
Net capital		$ 455,284
Aggregate indebtedness		$ 32,561
Net capital ratio		.07

Note: There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2002.